P.E. 1/22/02

02014926

UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period of ______________________________ December 18, 2001 – January 22, 2002

HURRICANE HYDROCARBONS LTD.

(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. Toronto Stock Exchange Monthly Report on Options, Warrants and Shares – Dec. 31, 2001
2. News Release –
   January 16, 2002 – Operation Updates and Year End Financial Results & AGM Timing

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F __√_ Form 40-F___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: January 22, 2002 **By:** Ihor Wasylkiw
Ihor P. Wasylkiw, P.Eng., Vice President Investor Relations

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE Toronto Stock Exchange

Company Name: Hurricane Hydrocarbons Ltd.
Stock Symbol: HHL.a
For Month Ending: December 31, 2001
Date Prepared: January 9, 2002
Contact Name: Ihor Wasylkiw
Phone Number: (403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					5,046,993
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Dec 17, 2001	A. Alshinbaev	Dec 16, 2006	$9.64	30,000	
Dec 17, 2001	B. Bassaraba	Dec 16, 2006	$9.64	10,000	
Dec 17, 2001	J. Doak	Dec 16, 2006	$9.64	30,000	
Dec 17, 2001	B. Isautier	Dec 16, 2006	$9.64	320,000	
Dec 17, 2001	R. Kaplan	Dec 16, 2006	$9.64	30,000	
Dec 17, 2001	J. Lefevre	Dec 16, 2006	$9.64	30,000	
Dec 17, 2001	L. MacEachern	Dec 16, 2006	$9.64	30,000	
Dec 17, 2001	N. Subkhanberdin	Dec 16, 2006	$9.64	30,000	
Subtotal					510,000
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					
Closing Stock Option Plan Balance					5,556,993

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		5,748,550
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		5,748,550

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		80,110,188
Stock Options Exercised		
Share Purchase Plan		
Warrants		
Corresponding Convertible Securities Exercised		
Shares Cancelled		
Issuer Bid Cancellation		
Closing Issued Capital Balance		80,110,188

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947-4547

HURRICANE HYDROCARBONS LTD. NEWS RELEASE

FOR IMMEDIATE RELEASE – January 16, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Operational Updates and Year End Financial Results & AGM Timing

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") announces that its production volumes (including its net joint venture interests) for the year 2001 was 100,877 barrels per day ("bopd"). Exit year-end production volume was 126,326 bopd versus the company's projected volume of 120,000 bopd.

The Karavanchi exploration well, a structural test situated between the Kumkol and Qyzylkiya reservoirs, was spudded on December 5th, 2001 and drilled to a total depth of 1,965 meters. Whilst reservoir sand was encountered, initial testing has produced only water. Further testing is underway to confirm these early results. The reservoir penetrated has not been seen in previous wells in the area and the results will be incorporated into the geological model to assess future potential in the Karavanchi area. The first well of the 2002, 6 well program to explore deeper stratigraphic horizons, was spudded in the North Nurali region on January 9th, 2002. The well will be drilled to around 2,100 meters and should be tested by mid February.

Hurricane continues to progress its closing of the formal acquisition of an interest in the Caspian Pipeline Consortium ("CPC") pipeline. An initial US$40 million payment towards the final purchase price of US$100 million was made to Amoco Production Company, a subsidiary of BP plc, prior to year-end 2001. Closing of the formal acquisition of the CPC interest is expected in the first quarter of 2002.

Preliminary results of a series of low cost upgrades at the company's Shymkent refinery conducted during the November 2001 turnaround and of the Profit Improvement Program undertaken in March 2001 are already promising. A reduction of mazut (i.e. heavy oil) production and a corresponding increase of higher-end product production (i.e. gasoline, diesel and kerosene) of about 4% of total crude feed has been secured. Improvements in the refinery fuel system operation have achieved minimum flaring losses and an increase in on-site steam production. Under current refined product prices, these improvements translate into an increase of refining margins in excess of US$10 million per year. Further improvements are underway in the second phase of the Profit Improvement Program to implement several other projects and to identify new opportunities.

The Toronto Stock Exchange ("TSE") has advised Hurricane that its 12% Senior Notes, which are listed on the TSE, will trade on an accrued interest basis, rather than an interest flat basis, as of market open on Thursday, January 17, 2002. Accrued interest will now be calculated and added onto the settlement price upon the execution of a trade. The TSE has issued a news bulletin regarding this change.

The company expects to release its year end 2001 financial results during the week of March 4, 2002. The annual general meeting of shareholders is scheduled for 11:00 a.m. EST on Wednesday, May 8, 2002 at the Albany Club of Toronto, 91 King Street East, in Toronto, Ontario, Canada.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

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For further information please contact:

Bernard F. Isautier President and Chief Executive Officer 44 (1753) 410-020	**Ihor P. Wasylkiw** Vice President Investor Relations (403) 221-8658

Suite #1460 Sun Life Plaza North Tower, 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3

Telephone: (403) 221-8435 Fax: (403) 221-8425